Silver Run Acquisition Corporation II

1000 Louisiana Street, Suite 1450
Houston, TX 77002

March 21, 2017

VIA EMAIL & EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources
Division of Corporation Finance

Securities and Exchange Commission
Mail Stop 4628

100 F Street, NE
Washington, D.C. 20549-3561

Re:	Silver Run Acquisition Corporation II (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-216409)

Dear Mr. Schwall:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-216409) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on March 22, 2017 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jennifer A. Bensch of Weil, Gotshal & Manges LLP at (212) 310-8870 and that such effectiveness also be confirmed in writing.

Very truly yours,

Silver Run Acquisition Corporation II

		By:	/s/ Stephen S. Coats
		Name:	Stephen S. Coats
		Title:	Secretary

cc:	Securities and Exchange Commission
Irene Barberena-Meissner, Staff Attorney
Kevin Dougherty, Staff Attorney

Weil, Gotshal & Manges, LLP
Jennifer A. Bensch, Esq.

Vinson & Elkins L.L.P.
Douglas E. McWilliams, Esq.
E. Ramey Lane, Esq.

[Signature Page to Company Acceleration Request]